December 2, 2013

Board of Directors

Healthways, Inc.

701 Cool Springs Blvd.

Franklin, TN 37067

Attention: Mr. John W. Ballantine, Chairman

Dear Ladies and Gentlemen,

I very much appreciated the opportunity to meet with John Ballantine in New York several weeks ago. As we discussed in that meeting, North Tide Capital LLC (“North Tide”) is a registered investment adviser based in Boston, MA with approximately $1.0 billion in assets under management. We have been a shareholder of Healthways, Inc. (the “Company” or “Healthways”) since November 2011, and as of today, we own 3,400,000 shares of common stock or 9.7% of the outstanding shares of the Company.

As I outlined to Mr. Ballantine, we believe there is considerable value in Healthways shares but we have deep concerns about the ability of the current management team, in particular CEO Ben Leedle, to deliver and/or achieve recognition for that value. The recent reduction in earnings guidance and subsequent 40% stock price decline should be the last straw after a decade of value destruction under Mr. Leedle's leadership. We believe the board has an obligation to the shareholders of Healthways to remove Mr. Leedle from his position as CEO of the Company immediately, and initiate a formal process to identify a capable replacement. The opportunity in front of Healthways is too great to waste another decade of over-promising and under-delivering.

The value destruction for Healthways shareholders during Mr. Leedle’s tenure as CEO is irrefutable. Since Mr. Leedle was appointed CEO in September 2003, Healthways’ share price performance has been abysmal on both an absolute and relative basis1. From its peak in early 2008, the company’s market capitalization has declined more than 80% from $2.7 billion to less than $500 million today (and less than $350MM in late October). EBITDA will be lower in 2013 than it was in his first full year as CEO2, despite more than $600 million in acquisitions and an increase in the Company’s debt balance from $0 to $260 million. Revenue has yet to recover from the 2008 peak, and based on the recently lowered guidance, Mr. Leedle and his senior management team will miss internally established EPS targets, published in annual proxy statements on file with the SEC, for the third year in a row, the fourth year in the last six, and the sixth year in the last ten3.

One of the hallmarks of Mr. Leedle’s tenure is a pattern of “hype” and disappointment. The most egregious example of this was his proclamation on the third quarter 2007 earnings call that the Medicare Health Support pilot could turn into a $20 billion revenue opportunity4, and of course when that didn’t happen in 2008, Healthways shareholders paid a huge price. Mr. Leedle failed to see and react to a trend of health plan insourcing beginning in 20085, and he has been promoting the international “opportunity” since 2006 with little to show for it6 now seven years later. Throughout the last year, Mr. Leedle has been touting the company’s success with health systems and “accountable care organizations”7, only to reduce guidance in late October because these customers have not ramped as fast as he projected.

Another hallmark is management turnover, particularly at the Chief Operating Officer (COO) level. In his ten years as CEO, Mr. Leedle has had four COOs, with the longest tenure at 3 years from 2006-2008. Healthways has not had a COO since Thomas Cox resigned in July 2012. We can’t understand how the Board, or any objective observer, could not see this as the symptom of a problem at the CEO position, and given the repeated operational shortfalls at the company over the last decade, we see this as a glaring red flag.

The Board’s tolerance for Mr. Leedle’s performance is perplexing, and any conclusion other than "enough is enough" is unacceptable. With the latest disappointment, we believe Mr. Leedle has lost all remaining credibility in the investment community, and the Board needs to recognize what that means from a shareholder value standpoint looking forward. In fact, it seems clear to us that the magnitude of the recent sell-off was more an indictment of the management team and its inability to deliver on expectations, than a material degradation in the business or long term growth opportunity. The stock lost more than a third of its value on just an 8% reduction in 2014 consensus revenue and 12% reduction in consensus EBITDA. Healthways shareholders deserve a CEO who can set and execute against realistic financial targets and restore the Company’s credibility in the investment community. It is time for a change.

In spite of our concerns around the management at Healthways, we believe the Company’s share price is significantly undervalued, and there are steps the Board can take, in addition to removing Mr. Leedle from his CEO position and restoring management credibility, to significantly enhance shareholder value:

1.
Unlock the value of the Silver Sneakers business. Although disclosure from the company makes it difficult to estimate, we believe the Silver Sneakers business may represent as much as 40% of the Company’s total revenue and substantially all of the Company’s EBITDA. By all accounts, this business has been one of the few successes at Healthways during Mr. Leedle’s tenure. Healthways paid $450 million to acquire the business in 2006, a figure that is remarkable in the context of the entire Healthways enterprise value today of $730 million (and less than $600 million in late October). Lives in the Silver Sneakers program are projected to grow 11% this year (to 9 million lives), and we believe the business is substantially more durable than the consensus does – health plans, members, and gyms simply love the program, the payback is real, and plans are unlikely to cut this benefit even with continued rate pressure. Given the rapid growth and likely high margin profile of this business, and our understanding that it is highly separable from the core health and wellness operations, we believe its value as a stand-alone entity is potentially equal to or greater than the entire Healthways enterprise value today. The Board should evaluate its options to highlight and realize this value.

2.
Shut down the international “experiment”. Healthways began a program to expand its core disease management offerings internationally in 2005, during a “boom” period for the company. Disclosure around the financial performance of the international business is no longer available (why is this?), but as of the last disclosure in the Company’s fourth quarter 2012 earnings release, the international segment generated 2012 revenue of $31 million and EPS of 0.01. Our guess is that the International business still contributes close to zero EBITDA, and is nothing more than a PR strategy by CEO Ben Leedle to inflate the Company’s growth opportunity to the investment community and deflect scrutiny on his struggling domestic operations. Running an international business with a President based in Munich, Germany (who received $1.5 million in total compensation in 2012) with contracts in locations as far away as Brazil and Australia seems ill-conceived for a company that is struggling to execute and make money in its core US health and wellness operations. The Board should end this experiment immediately.

3.
Re-focus on the core domestic population health and wellness opportunity. We believe the long term value in Healthways shares rests with the company’s position as the largest independent population health and wellness company in the US. The idea that a small percentage of the population accounts for the majority of healthcare costs is not a new one, but the rapidly evolving landscape of reimbursement and risk makes the core Healthways value proposition and service offering an increasingly valuable asset. We suspect a lack of management depth and operational focus underlies the significant underperformance of this business, which by our math generates less than $400 million in revenue (lower today than it did in 2006 prior to the Axia acquisition) and little to no EBITDA (versus a 22% EBITDA margin in 2006)8. It is inexcusable that the Board would obfuscate blame on management for being dealt a bad hand in terms of market shifts, as a more capable leadership team surely would have navigated these changes more profitably. Population health may one of the biggest opportunities in healthcare over the next decade, and Healthways shareholders deserve a management team that can execute against this opportunity.

The Board needs to understand that the destruction of shareholder value at Healthways over the last ten years stems from a repeated lack of execution by, and a total loss of investor confidence in, CEO Ben Leedle. The opportunity to immediately enhance shareholder value with his removal and a strategic review of the business should be the Board’s top priority.

We look forward to your feedback, a constructive dialog, and a bright future for Healthways.

Sincerely,

/s/ Conan J. Laughlin

Conan J. Laughlin

Managing Member, North Tide Capital, LLC

1.) Healthways share price declined -22% from 9/2/2003-11/29/2013 compared to +77% S&P 500 performance, +134% S&P 500 Healthcare index.

2.) FY 2004 EBITDA was $65.3mm.  Consensus 2013 EBITDA estimates are $63mm.

3.) 2004: EPS target not disclosed, per the 2004 proxy statement: “Mr. Leedle did not receive an Annual Incentive Compensation plan award for fiscal 2004 because the Company did not achieve certain internal revenue and earnings per share targets for fiscal 2004."
2007: Achieved $1.22 EPS vs $1.61 targeted EPS, per 2007 Proxy Statement
2008: Achieved $1.61 Domestic EPS vs $1.92 targeted Domestic EPS, per 2008 Proxy Statement
2011: Achieved $.98 Domestic EPS vs $1.03 targeted Domestic EPS, per 20011 Proxy Statement
2012: Achieved $.05 EPS vs $.46 targeted EPS, per 2012 Proxy Statement
2013: 2013 guidance of $655-675mm, as revised on 10/24/13, equates to -3% to 0% revenue growth.  2013 consensus EBITDA estimate at 11/25/2013 was $63mm.  This compares to 2013 minimum targeted revenue growth of +5% and minimum EBITDA of $85.5mm, as stated in the 2012 proxy statement.

4.) Ben Leedle, 7/5/2007 3Q FY07 earnings call: “Such an expansion in turn would open up the largest remaining unpenetrated domestic health and care support market, and based on current estimates, this market will be comprised of nearly 42 million individuals and has a total annual revenue potential of more than 20 billion.”

5.) Ben Leedle, 2/26/2008 conference call: “We see it as isolated incidents. I think we've been on record for some time believing that pure outsourced solutions and pure in-sourced solutions aren't highly likely from a standpoint of continued approach in marketplace. In fact, despite the fact that I think people think of us as a pure outsourced play, we have always integrated the work that we do with other capabilities at the health plans. And I think if you look at any of the large national plans or any of the regional plans that you are going to see a preponderance of the activities being what gives the health plan the best opportunity to credibly go to market with solutions that can create sustainable value for their clients and for their membership. So we don't see a trend. I know there's been a lot of discussion because of the news for us around BlueCross/BlueShield Minnesota. Remember that we will continue with Minnesota for the remainder of this calendar year at least and we will see how that situation turns out. But I think to your question, we don't see a trend or an intensifying of internal activities for those health plans that we work with.”

6.) Ben Leedle, 1/9/2006, JPMorgan Healthcare conference: “Real quickly, just briefly, we have sized the early international market based on just a few countries that we're interacting with as big as an opportunity as what our U.S. commercial and domestic, government opportunities are together.”  As of latest disclosure, the International business contributed $31mm to revenue and $.01 EPS.

7.) Ben Leedle, 2/7/20134Q 2012 earnings call: “We have a very active pipeline.  We have seen a tremendous amount on RFP business development activity. I think I mentioned on the third quarter that we had over 20 of these health system partnership opportunities in queue, and we continue to work those. We don't see any lightening of the demand from large employers.  So, just a continued general push in demand.”

8.) Healthways reported $438.8mm revenue and $97mm EBITDA for the 12 months ended 11/30/2006.  Axia acquisition was completed on 12/1/2006.